UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35878 / January 13, 2026

_____

In the Matter of   :
                                                                   :
KAYNE ANDERSON ENERGY INFRASTRUCTURE FUND, INC.   :
KAYNE ANDERSON BDC, INC.   :
KAYNE DL 2021, INC.   :
KA CREDIT ADVISORS, LLC   :
KA CREDIT ADVISORS II, LLC   :
KA FUND ADVISORS, LLC   :
KAYNE ANDERSON CAPITAL ADVISORS, L.P.   :
AND CERTAIN OF THEIR AFFILIATED ENTITIES AS DESCRIBED IN   :
SCHEDULE A TO THE APPLICATION   :
                                                                   :
                                                                   :
717 Texas Avenue, Suite 2200   :
Houston, Texas 77002   :
                                                                   :
(812-15843)   :
                                                                   :
_____

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Kayne Anderson Energy Infrastructure Fund, Inc., et al. filed an application on June 30,
2025 and amendments to the application on October 1, 2025, and December 17, 2025, requesting
an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by
sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain registered closed-end management investment companies and business
development companies (collectively, the "Regulated Funds") to co-invest in portfolio
companies with each other and with certain affiliated investment entities.

On December 18, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35835). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Kayne Anderson Energy Infrastructure Fund, Inc., et al. (File No. 812-15843) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.